UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: October 31, 2014 Estimated average burden hours per response . . . . . 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-22852

GOOD SAM ENTERPRISES, LLC*

*And the subsidiary guarantors listed below

(Exact name of registrant as specified in its charter)

250 Parkway Drive, Suite 270, Lincolnshire, IL 60069; (847) 229-6720

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

11.5% Senior Secured Notes Due 2016

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 24

Pursuant to the requirements of the Securities Exchange Act of 1934 Affinity Group Holding, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 4, 2013	By:	/s/ Thomas F. Wolfe
Thomas F. Wolfe, Executive Vice President of Operations and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (02-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE OF ADDITIONAL REGISTRANTS

Exact name of additional registrant as specified in its charter*	State or other jurisdiction of incorporation or organization	Primary Standard Industrial Classification Code	I.R.S. Employer Identification Number
Affinity Brokerage, LLC	Delaware	8600	77-0450002
Affinity Guest Services, LLC	Delaware	2721	20-5257553
Affinity Road and Travel Club, Inc.	Texas	8600	23-2066824
AGI Productions, LLC	Delaware	7990	20-3872281
Americas Road and Travel Club, Inc.	Texas	8600	45-2911333
Camp Coast to Coast, LLC	Delaware	7900	13-3377711
Camping World Card Services, Inc.	Ohio	5900	26-1120104
Camping World, Inc.	Kentucky	5531	61-1217779
Camping World Insurance Services of Kentucky, Inc.	Delaware	6411	26-0745570
Camping World Insurance Services of Nevada, Inc.	Nevada	6411	88-0447614
Camping World Insurance Services of Texas, Inc.	Texas	6411	74-2999476
Coast Marketing Group, LLC	Delaware	7900	36-4283353
CWI, Inc.	Kentucky	5531	61-0994306
CW Michigan, Inc.	Delaware	5531	31-1552845
Ehlert Publishing Group, LLC	Delaware	2721	41-1593263
Golf Card International, LLC	Delaware	7900	87-0511642
Golf Card Resort Services, LLC	Delaware	7900	84-1238913
GSS Enterprises, LLC	Delaware	7900	84-1238910
Outdoor Buys, Inc.	Kentucky	5940	62-1357841
Power Sports Media, LLC	Delaware	2721	36-4483237
TL Enterprises, LLC	Delaware	2721	84-1236595
VBI, LLC	Delaware	7900	95-4284593

* The address, including zip code, and telephone number, including area code, of each additional registrant’s principal executive office is the same as Good Sam Enterprises, LLC.